

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2017

Fabian Tenenbaum
Chief Executive Officer
Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

      Re: Bellerophon Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed October 24, 2017
          File No. 333-221087

Dear Mr. Tenenbaum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

                                  Division of Corporation Finance
                                  Office of Healthcare & Insurance

cc: Jeffrey Schultz, Esq. - Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.